UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Crescent Financial Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

225743103

(CUSIP Number)

Piedmont Community Bank Holdings, Inc.

3600 Glenwood Avenue

Suite 300

Raleigh, NC 27612

Attention: Scott Custer

(919) 659-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Kenneth L. Henderson, Esq.

Tara Newell, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

December 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Piedmont Community Bank Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 24,878,423 shares of Common Stock
	8	SHARED VOTING POWER: 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER: 24,878,423 shares of Common Stock
	10	SHARED DISPOSITIVE POWER: 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,878,423 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ Excludes shares beneficially owned by the executive officers and directors of Piedmont Community Bank Holdings, Inc.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 87.6% (1)
14	TYPE OF REPORTING PERSON: CO

(1)	Based on 28,412,059 shares of outstanding Common Stock of the Company as of December 22, 2011, according to information provided to Investor by the Company.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed with the Commission by Piedmont Community Bank Holdings, Inc. on November 28, 2011 (the “Schedule 13D”). Except as set forth below, all Items on the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meaning assigned to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of Schedule 13D is hereby amended by deleting the first paragraph thereof and by replacing it with the following:

“The name of the person filing this Statement is Piedmont Community Bank Holdings, Inc. (“Investor”), a multi-bank holding company. Investor is a corporation organized under the laws of the State of Delaware. Investor’s principal business address is 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, Telephone: (919) 659-9000.”

Item 2 of Schedule 13D is hereby amended and supplemented by adding the below text to the end thereof:

“In addition to the directors and executive officers set forth on Schedule A of the Schedule 13D, Terry Earley has been appointed Chief Financial Officer of Investor. Mr. Earley is a United States citizen and has a business address of c/o Piedmont Community Bank Holdings, Inc., 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612. Mr. Earley has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by deleting the last paragraph thereof and by replacing it with the following:

“In connection with the Offer (as defined below), which expired at 5:00 p.m., New York City time, on December 21, 2011, Investor purchased 6,114,104 shares of Common Stock on the expiration date at a price of $4.75 per share. On December 22, 2011, December 23, 2011 and December 27, 2011, Investor purchased 64, 4,734 and 9,521 additional shares of Common Stock, respectively, at a price of $4.75 per share, which were delivered to Investor in the Offer pursuant to Notice of Guaranteed Delivery. The aggregate purchase price of all such shares purchased pursuant to the Offer was approximately $29,110,011.

Investor funded the purchase of the Common Stock from working capital, which funds were originally obtained through a private offering of Investor’s shares of common stock.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced in its entirety with the following:

“The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

Investor owns a total of 24,878,423 shares of Common Stock, which in the aggregate represents 87.6% of the Company’s outstanding Common Stock as of December 22, 2011. The percentage was calculated based on 28,412,059 shares of outstanding Common Stock as of December 22, 2011, according to information provided to Investor by the Company. Investor has the sole power to vote or direct the vote of such shares of Common Stock, and sole power to dispose or direct the disposition of all such shares of Common Stock.

None of the Investor nor, to the knowledge of Investor, any of its officers or directors have engaged in any transactions in shares of Common Stock in the sixty days prior to the filing of this Statement, other than as stated herein, except as set forth below:

Name	Date of Transaction	Nature of Transaction	No. of Shares	Share Price	Transaction Type
Brent D. Barringer(1)	12/21/2011	Sale	88,053	$4.75	Tender offer	(2)
James A. Lucas, Jr.(1)	12/21/2011	Sale	7,060	$4.75	Tender offer	(3)
Jon S. Rufty(1)	12/21/2011	Sale	30,000	$4.75	Tender offer	(4)

(1)	Director of Investor, the Company and its wholly-owned subsidiary Crescent State Bank.

(2)	A total of 75,000 shares of Common Stock were tendered directly by Mr. Barringer pursuant to the Offer and accepted for payment by Investor. A total of 13,053 shares of Common Stock were tendered indirectly pursuant to the Offer, through a retirement account held by Mr. Barringer’s spouse, and accepted for payment by Investor. (Source: Form 4 filed by Mr. Barringer on December 23, 2011).

(3)	Shares of Common Stock were tendered indirectly pursuant to the Offer through an investment club, of which Mr. Lucas has a 5.56% interest, and accepted for payment by Investor (source: Form 4 filed by Mr. Lucas on December 23, 2011).

(4)	Shares of Common Stock were tendered pursuant to the Offer and accepted for payment by Investor (source: Form 4 filed by Mr. Rufty on December 23, 2011).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2011

PIEDMONT COMMUNITY BANK HOLDINGS, INC

By:	/s/ Scott Custer
Name: Scott Custer
Title: Chief Executive Officer